

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2011

John P. Keefe, CEO
Dr. Tattoff, Inc.
8500 Wilshire Boulevard, Suite 105
Beverly Hills, California 90211

> **Re: Dr. Tattoff, Inc.**
> **Form 10-12g**
> **Filed February 14, 2011**
> **File No. 000-52836**

Dear Mr. Keefe:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-12g Filed February 14, 2011

Where you can find more information, page iii

1. Please revise the statement that "[w]hen this registration statement is declared effective, [the company] will once again be subject to the reporting requirements of the Exchange Act." Note that the registration statement will not be "declared effective"; instead, it will become effective automatically sixty days after filing pursuant to Section 12(g) of the Exchange Act. Note also that the fact that the staff has selected a registration statement for review, or that the review may not be completed at the time of effectiveness, does not relieve the company of its Exchange Act obligations, including the filing of periodic and current reports.

Item 1. Business, page 1

2. We note you filed a Form 15 on March 16, 2010, and it appears you did not file several Exchange Act reports that were due prior to filing of the Form 15. We reference the

disclosure in the second paragraph on page F-8. Revise the fifth paragraph on page one to identify the missing reports and address potential consequences of a failure to comply with Section 13(a) of the Exchange Act.

Industry, page 3

3. We note your statement in this section that you consider laser tattoo removal to be your core business. In light of your disclosure in the first bullet point under Business Strategy that laser hair removal accounts for 32% of your clinics' revenue, please expand your discussion of the laser hair removal market and competitive conditions.

Business Strategy, page 3

4. Please provide additional details on how you cater, or intend to cater, to your target demographic, as discussed in the last sentence of page three.

5. We note your reference to expanding into new markets in the last sentence of this section and your statement in the second risk factor on page 10 that you "expect to raise additional capital to fund [y]our current operations and future expansion." Please provide additional disclosure on your expansion plans and the associated capital you believe will be required for such expansion. To the extent possible, provide disclosure on the average start-up costs of one of your clinics.

Competition, page 4

6. Please revise to provide more detailed disclosure of your competitive position, including an identification of the principle methods of competition and the positive and negative factors pertaining to your competitive position. See Item 101(h)(4)(iv) of Regulation S-K.

7. In this regard, we note your statements at the top of page 20 that you differentiate your services from your competitors based on the four factors discussed there. Discuss your competitive position in these four methods of competition, and any other, in relation to the six companies you describe under Competition on page four. Also, provide the basis for any statements regarding your competitive position.

8. Also, it is unclear what you mean by "unaware of any specialty laser tattoo removal providers that compete with our clinics on a national level," given that your current clinics are limited to four in the southern California region. Please revise accordingly.

Revenue Sources, page 4

9. We note your reference to a "third party valuation firm" in the third bullet point on page five and 34. Please revise to disclose the name of such valuation firm.

10. In the last sentence of page four and the second paragraph of page 34 you state that you have an exclusive right to manage any other practice sites operated by William Kirby, D.O., Inc. pursuant to your 2010 Management Services Agreement. Please revise to clarify what, if any, agreements you have in place to discourage or attempt to prevent Dr. Kirby from operating his medical practice through an entity other than William Kirby, D.O., Inc.

11. Please revise the fourth paragraph on page one to identify the "certain of our indebtedness," "certain of our outstanding equity," "certain indebtedness to management," and "certain indebtedness to third parties." Disclose the identity of the persons and entities, and quantify the amounts that had been outstanding and what they were exchanged for. In this regard, it appears from your Exchange Act filings that approximately $1.4 million of debt was outstanding as of June 30, 2008. Your revised disclosure should quantify approximately how much of the debt that was outstanding before the 2010 financings was owed to related persons, identifying such persons.

12. We note the reference to 18 employees on page five. Please revise to disclose the extent to which your employees are employees of William Kirby, D.O., Inc. See comment 65 of our letter dated September 5, 2008.

Government Regulation, page 5
California Regulation on Physician Supervision, page 7

13. We note your discussion of the uncertainty in California regulations involving the nurses and the extent of physician supervision required when providing laser treatments. Please expand your disclosure here, or elsewhere as appropriate, to discuss the actual practice in your clinics with respect to the use of nurses and Dr. Kirby's supervision.

14. In this regard, we note that you appear to conduct approximately 30 procedures a day that require supervision, and that Dr. Kirby appears to be your sole physician. Revise to state, if true, that Dr. Kirby is the supervising physician for all of your procedures at the four different locations, and clarify the basis on which you believe the requirements as to supervision are satisfied if he is not present at multiple, concurrent procedures in different locations. For example, if your understanding of 'standardized procedures' as referenced on page seven is the basis for your belief, so state.

Management's Discussion and Analysis, page 19
Overview, page 19

15. We note on your website that you offer gift certificates. Please describe how the issuance of gift certificates impacts your management service fees.

Results of Operations, page 21
Revenues, page 22

16. Please revise to discuss management's analysis of the reasons for the "increased pressure on pricing" referenced on pages 21 and 22.

17. Please discuss the reasons why the number of encounters increased 32% and the changes made to your management services agreement in connection with the 2010 restructuring.

18. We note on page 2 that your clinics performed a daily average of 21 laser tattoo removal treatments in 2010 and nine laser hair removal treatments in 2010. Accordingly, we calculate that you performed 10,950 treatments in 2010. Please reconcile this number of treatments with your disclosure on page 21 that the number of encounters was 19,965 for the nine-months ended September 30, 2010.

Liquidity and Capital Resources, page 25

19. Please revise your discussion here to discuss your accumulated deficit and to provide the disclosure required by Item 303(a)(1) of Regulation S-K and instruction 5 thereto.

20. Please discuss and analyze the material changes in the operating, investing and financing cash flows depicted in your statements of cash flows for the periods presented. Refer to FRC 501.13b for additional guidance.

21. You disclose on page 19 that you provide a discussion of your outstanding commitments that existed as of December 31, 2009 and September 30, 2010, the amount of financial capacity available to fund your future commitments, and other financing arrangements in 2010 and 2011. However, we could not locate these discussions. Please revise to provide these discussions, or tell us where they are located.

22. We note your auditor's report includes an explanatory paragraph indicating there is substantial doubt about your ability to continue as a going concern. Please expand your discussion of liquidity and capital resources to describe your financial difficulties underlying the view that there is substantial doubt about your ability to continue as a going concern and your plans to overcome these difficulties. Refer to FRC Section 607.02 for additional guidance.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 29

23. Please provide the names of the beneficial owners of CIBC Trust Company (Bahamas) Limited as Trustee of Settlement T-555. Please also supplementally advise us of the circumstances by which this entity came to own your stock.

Item 5. Directors and Executive Officers, page 30
Directors and Executive Officers, page 30

24. For each director, briefly discuss the specific experience, qualifications, attributes or
skills that led to the conclusion that the person should serve as a director for the registrant
at the time the disclosure is made, in light of the company's business and structure, as
required by Item 401(e) of Regulation S-K.

25. Please revise to disclose the names of your promoters.

Director Compensation, page 33

26. We note the reference in footnote one of this section to "an agreement that terminated
upon the execution of the Medical Director Agreement with William Kirby." Please
clarify which agreement you are referring to and file such agreement as an exhibit to your
amended registration statement.

Certain Relationships and Related Transactions, page 34
Other Agreements, page 36

27. We note your disclosure in this section regarding various agreements to convert
outstanding debt into shares of common stock and similar arrangements. Please revise
here to clearly state in each instance whether such conversions were in full satisfaction of
the outstanding debt.

Item 10. Recent Sales of Unregistered Securities, page 39

28. Please provide all of the information required by Item 701 of Regulation S-K with respect
to each transaction described in this section. Include, among other things, the date of
such transactions and the number of "investors" or parties participating in each
transaction. In this regard, we note the substantial expansion in the number of record
holders you have in comparison to the numbers disclosed in your withdrawn S-1 or your
last 10-K.

29. Furthermore, we note your disclosure that you relied on Sections 4(2), 4(6) and/or 3(b) of
the Securities Act and on Regulation D for the transactions discussed in this section.
Please disclose the exemption from registration claimed for the transactions and the facts
relied upon for such exemption on an individual basis. See Item 701(d) of Regulation S-
K.

30. Also, expand your discussion under 2010 Common Stock Offering on page 42 to discuss
the various "rounds" of this offering on an individual basis. With regard to these 2010
stock offerings, in addition to the disclosure called for by our comments above, please

expand your discussion of the activities conducted by Dawson James on behalf of the company.

31. It appears that your reference to the "Q2" 2007 Bridge Investor Warrants in your tabular disclosure on page 43 should refer to the "Q3." Please revise, if true.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 49

32. We received a letter dated February 16, 2011 from your independent registered public accounting firm, Squar, Milner, Peterson, Miranda & Williamson, LLP that informed us that client-auditor relationship between you and the accounting firm has ceased. Please file an amendment to the Form 10 to furnish the information required by Item 304 of Regulations S-K.

Financial statements, page F-1

33. We note on page 4 that you are currently evaluating potential clinic sites in Texas. Please tell us how you considered the provisions of Rule 8-04 of Regulation S-X in determining whether to present the clinics' financial statements.

34. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

35. It appears to us that William Kirby, D.O., Inc. is the source of substantially all of your revenues. Please file audited financial statements of William Kirby, D.O., Inc. to reasonably inform investors about your financial position, results of operations and cash flows, or tell us why such financial statements would not reasonably inform investors.

Statements of Shareholders' Deficit, page F-5

36. Please explain to us why you do not present any common stock outstanding at December 31, 2007. It appears the most appropriate way to reflect the reverse merger transaction with Lifesciences is to retroactively restate the equity of Lifesciences prior to the merger, such that the number of shares outstanding immediately prior to the merger equals the number of shares of stock received by Lifesciences in the merger. Also, the number of shares of stock held by the former shareholders of Dr. Tattoff, Inc. immediately prior to the merger should be reflected on a separate line item within the equity statement and presented as though this were an issuance of stock on the merger date.

Notes to consolidated financial statements, page F-8
Reverse Merger, page F-8

37. We note that you were formerly DRTATTOFF LLC. Please tell us how you have applied SAB Topic 4:B, which requires you to reclassify your accumulated deficit to additional

paid-in capital as of the date you converted from a limited liability company to a C Corporation.

Long-lived Assets, page F-10

38. We note from your disclosure that there were no impairments for your long-lived assets as of December 31, 2009 and December 31, 2008. Given the fact that you have not generated operating income and cash flows during 2009 and 2008, please explain to us how you determined that no impairments to your long-lived assets were necessary and provide us with your analysis that supports your determination.

Variable Interest Entities, page F-13

39. We note that management believes the Company is not the primary beneficiary. Please provide us with your analysis of FASB ASC 810-10 that supports your determination that William Kirby, D.O., Inc. should not be consolidated. Include in your analysis your consideration of the relevant terms of the management agreement that both support and counter your determination.

40. We note from the disclosure on page two that the lasers and IPL devices currently used at your Beverly Hills, Irvine and Encino clinics are leased or owned by William Kirby, D.O., Inc. To the extent the lasers and IPL devices are included on your balance sheet, please explain to us the basis for reporting this equipment on your balance sheet when you do not consolidate William Kirby, D.O., Inc.

Concentrations, page F-14

41. It appears that you have one customer. Please disclose vulnerabilities to concentrations in the volume of business transacted with one customer. Refer to FASB ASC 275-10-50-18.

Note 5. Notes Payable, page F-15

42. Please clarify where the following issuances as disclosed in the corresponding page number are presented in your statement of stockholders' deficit on page F-5:

Issuance	Number of Shares	Page
April 2008 Convertible Debentures	855,000	F-18
June 2008 Convertible Promissory Note	50,000	F-20
July 2008 Convertible Debentures	503,400	F-22

43. Please reconcile the total amount of convertible promissory notes issued during 2008 disclosed within Note 5 to the amount presented for the proceeds from issuance of notes payable from your statements of cash flows on page F-6 of $2,061,765. In addition,

provide the description for notes payable you issued and repaid during 2009 for the amount of $30,815, or tell us where you describe those notes payable.

July 2008 Convertible Debentures, page F-22

44. We note in the last paragraph of page F-22 that the Company was required to pay a 2% penalty if the registration was not filed within 45 days of April 25, 2008 (the "Filing Date"). Please disclose the amount of penalty that was recorded and clarify why the Filing Date preceded the issuance dates of your July 2008 convertible debentures.

Note 8. Related Party Transactions, page F-25
Management Agreement, page F-25

45. We note on page F-26 that the management services fee is 73.5% of the gross revenues of William Kirby, D.O., Inc. We note on page 9 of management agreement filed as Exhibit 10.6 that the fee is 70%. Please explain to us the difference in the fee percentage and disclose the percentages in effect for the periods presented.

46. Please disclose how gross revenues are calculated under the Management Service Agreement.

Interim Financial Statements, page F-37
Exchange of Debt Instruments for Equity Securities, page F-42

47. Please disclose how you measured the gain recorded on exchange of debt for equity and on extinguishment of liabilities.

Exhibits

48. Please file or incorporate by reference all required agreements and arrangements. In this regard, we note the following:

a. The "Confidential Offering Documents" and other documents relating to your 2010 restructuring;

b. The shareholders agreement, effective January 1, 2010, with Dr. William Kirby, D.O., Inc. and Dr. Kirby;

c. The capitalized leases and finance agreements with third party financing sources discussed on page 13; and

d. Any selling agreements and related amendments entered into with Dawson James Securities in connection with the transactions described in your Item 10 disclosure starting on page 39.

49. We note that Exhibit 10.9 appears to be missing Exhibit A, please re-file Exhibit 10.9 in its entirety with your amended registration statement.

50. Please revise the exhibit index to include all required agreements that are filed or incorporated by reference as a result of our comments in this letter, or otherwise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director